

10035002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JAN 12 2010
Washington, DC
110

SEC FILE NUMBER
8- 28600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 9/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Searle & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Greenwich Avenue
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Searle (203) 869-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Searle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Searle & Co., as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

VIRGINIA GRAY
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEARLE & CO.
STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT
SEPTEMBER 30, 2009

TABLE OF CONTENTS

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Searle & Co.
Greenwich, CT

We have audited the statement of financial condition of Searle & Co. (the "Company") as of September 30, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Searle & Co. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi & Co., LLP

Pustorino, Puglisi & Co., LLP
New York, NY
November 24, 2009

SEARLE & CO.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	394,552
Marketable securties at fair value		443,855
Receivable from clearing brokers		448,609
Accounts receivable, net of allowance for doubtful accounts of $4,000		35,619
Prepaid expenses and other current assets		1,472
Total current assets		1,324,107
PROPERTY AND EQUIPMENT - net		38,688
TOTAL ASSETS	$	1,362,795

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	215,219
Deferred revenue		204,922
Total liabilities		420,141
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 2,700 shares authorized and issued, 900 shares outstanding		2,700
Additional paid in capital		45,526
Treasury stock, 1,800 shares at cost		(73,333)
Retained earnings		967,761
Total stockholder's equity		942,654
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,362,795

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Searle & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities dealers, Inc. The Company operates two lines of business from separate locations. It provides brokerage services from its Connecticut office to customers who are predominately small and middle-market businesses and upper and middle-income individuals. Its suburban Philadelphia office provides investment and reporting services for Federal Housing Administration assisted properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Marketable securities are valued at fair value. The resulting difference between cost and fair value is recorded as unrealized gain or loss in the case of firm investment securities and principal transaction income or loss in the case of firm trading securities. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses on firm investment securities.

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). The adoption of FAS 157 by the Company had no impact on its opening equity balances as of January 1, 2008. Under FAS 157, various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities.
- Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company values its investment in corporate stocks using Level 1 criteria and its investments in Obligations of U.S. Government and Corporate bonds, debentures and notes using level 2 criteria

Revenue Recognition

Commission income and expenses on customers' securities transactions are recorded on a trade-date basis. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Placement fee income is recorded when earned in accordance with the terms of the placement transaction. Placement fee expense is recorded concurrently with the placement fee income.

Escrow fee income and related expenses are recorded when services rendered giving rise to such income have been completed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Certain revenues received from clearing broker related to the transition from another clearing relationship are being recognized over the expected life of the new contract.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company calculates depreciation using the straight-line method over the estimated useful life and amortization of leasehold improvements over the lease term.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash held at banks and short-term liquid investments, with original maturities of less than three months, to be cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3. MARKETABLE SECURITIES

Marketable securities consist of investment securities at fair value as follows:

Corporate stocks	Level 1	$ 395,131
Obligations of U.S. Government	Level 2	1,584
Corporate bonds, debentures and notes	Level 2	47,140
Total		$ 443,855

4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost, less accumulated depreciation:

Computer equipment	$ 194,250
Office equipment	49,246
Leasehold improvements	23,505
Computer software	121,353
	388,354
Less: accumulated depreciation and amortization	349,666
Net book value	$ 38,688

Depreciation and amortization expense for the year ended September 30, 2009 was $17,517.

5. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

6. NET CAPITAL REQUIREMENTS

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital of $100,000 or, if larger, one fifteenth of aggregate indebtedness as well as a minimum ratio of aggregate indebtedness to net capital of 15 to 1, both as defined. At September 30, 2009, the Company's net capital exceeded such capital requirement by $699,373 and the ratio of aggregate indebtedness to net capital is .53 to 1.

7. INCOME TAXES

The income tax benefit consists of the following at September 30, 2009:

	Current	Deferred	Total
Federal income tax expense	$ (1,644)	$ (5,000)	$ (6,644)
State and local tax expense	-	(3,750)	(3,750)
	$ (1,644)	$ (8,750)	$ (10,394)

8. LEASE COMMITMENTS

The Company leases office space at its two locations, one of which is owned by related parties (See Note 9). Minimum future rental payments under the Connecticut operating lease as of September 30, 2009 are as follows:

Year ended September 30,	Amount
2010	$ 26,500

The Company and landlord have the right to mutually extend the Connecticut office lease on an annual basis. The Company's Philadelphia office is leased on a month to month basis.

Rent expense associated with both leases for the year ended September 30, 2009 was $25,257.

9. RELATED PARTY TRANSACTION

One of the Company's offices is owned by its stockholder and family. The Company has not executed a lease for occupancy of the premises. The Company makes monthly rent payments of $2,200 which are approximately equivalent to the owners' mortgage payments and common area maintenance fees. The Company pays the operating expenses, exclusive of real estate taxes, related to the premises. The total amount of rent expense paid to the related parties is $26,400 for the year.

10. CONCENTRATIONS AND RISKS

The Company maintains all of its cash in major commercial banks, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

11. CONTINGENCIES

Since May 2007, the Company has voluntarily cooperated by providing documents and information to the Office of the New York Attorney General in connection with that Office's investigation into the investments made by the New York State Common Retirement Fund for which one of the Company's former representatives served as a placement agent for certain of the investments purchased. While it is understood that the investigation is ongoing, the Company has not been advised that it is a subject of the investigation, nor is it believed that the investigation will have a material adverse impact on the Company.

The Company has also responded to requests for information and documents from certain regulatory entities. In the opinion of management, the disposition of all such matters should not have a material adverse effect on the Company.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022